Exhibit 99.1

Sky Solar Receives Determination from Nasdaq

HONG KONG, September 23, 2019 — Sky Solar Holdings, Ltd. (NASDAQ: SKYS) (“Sky Solar” or the “Company”), a global developer, owner and operator of solar parks, announced today that on September 19, 2019, it received a letter from Nasdaq setting forth a determination to delist the Company’s ADSs from The Nasdaq Capital Market (the “Determination”) as a result of the Company’s inability to regain compliance with the minimum bid price continued listing requirement under Nasdaq Listing Rule 5550(a)(2) within the time previously allotted by the Nasdaq staff (the “Staff”). The Determination stated that the Company’s ADSs will be delisted from the Nasdaq Capital Market and that trading of the Company’s ADSs will be suspended at the opening of business on September 30, 2019, unless the Company requests an appeal of the Determination.

The Company intends to appeal this Determination by requesting a hearing before a hearings panel of Nasdaq (the “Panel”). A hearing request will stay the delisting of the Company’s ADSs pending the Panel’s decision. The hearing date will be determined by the Staff following the hearing request submission date. The Company plans to address the ongoing non-compliance matters before the Panel. There can be no assurance that, following the hearing, the Panel will grant the Company’s request for additional time to regain compliance with the Nasdaq continued listing requirements. If the Panel does not grant the Company’s request for additional time, the Company’s ADSs will be subject to delisting. If the Company’s ADSs are delisted from Nasdaq, they may be eligible to continue to be quoted on the OTC Bulletin Board or in the “pink sheets.” Many over-the-counter ADSs trade less frequently and in smaller volumes than ADSs traded on the Nasdaq markets, which would likely have a material adverse effect on the liquidity and value of the Company’s ADSs.

About Sky Solar Holdings, Ltd.

Sky Solar is a global independent power producer (“IPP”) that develops, owns, and operates solar parks and generates revenue primarily by selling electricity. Since its inception, Sky Solar has focused on the downstream solar market and has developed projects in Asia, South America, Europe and North America. The Company’s broad geographic reach and established presence across key solar markets are significant differentiators that provide global opportunities and mitigate country-specific risks. Sky Solar aims to establish operations in select geographies with highly attractive solar radiation, regulatory environments, power pricing, land availability, financial access and overall power market trends. As a result of its focus on the downstream photovoltaic segment, Sky Solar is technology agnostic and is able to customize its solar parks based on local environmental and regulatory requirements. As of December 31, 2018, the Company owned and operated 211.0 MW of solar parks.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: the reduction, modification or elimination of government subsidies and economic incentives; global and local risks related to economic, regulatory, social and political uncertainties; resources we may need to familiarize ourselves with the regulatory regimes, business practices, governmental requirements and industry conditions as we enter into new markets; our ability to successfully implement our on-going strategic review to unlock shareholder value; global liquidity and the availability of additional funding options; the delay between making significant upfront investments in the Company’s solar parks and receiving revenue; expansion of the Company’s business in the U.S. and into China; risk associated with the Company’s limited operating history, especially with large-scale IPP solar parks; risk associated with development or acquisition of additional attractive IPP solar parks to grow the Company’s project portfolio; and competition. Further information regarding these and other risks is included in Sky Solar’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

Sky Solar:

IR@skysolarholdings.com

Sky Solar Investor Relations:

The Blueshirt Group

US or Mandarin

Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com

China

Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com